UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    Central Vermont Public Service Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    155771108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Anita G. Zucker, Trustee of
                          The Article 6 Marital Trust
                          c/o The InterTech Group, Inc.
                              4838 Jenkins Avenue
                           North Charleston, SC 29405
                                 (843) 744-5174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                November 7, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  155771108

1. NAME OF REPORTING PERSON

    Anita G. Zucker, Trustee of The Article 6 Marital Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS Not Applicable (See Item 3)
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          850,000
     ---------------------------------------------------------------------------
     8. SHARED VOTING POWER

          2,000
     ---------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

          850,000
     ---------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

          2,000
     ---------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     852,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

     Common stock of Central Vermont Public Service Corporation, 77 Grove Street, Rutland, Vermont 05701 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007. Mrs. Zucker's principal occupation is as the Chairman and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were purchased By Jerry Zucker with personal funds as set forth in Schedule 13D filed by Mr. Zucker May 6, 2005 and amendments thereto. In 2007 Mr Zucker transferred 850,000 of the shares of common stock as to which this filing relates to the Trust of which he was then the sole trustee. Upon the death of Mr. Zucker on April 12, 2008, Mrs. Zucker became the sole trustee of the Jerry Zucker Revocable Trust and thereby acquired, as trustee, 850,000 of the shares of common stock as to which this filing relates. Subsequently and pursuant to the terms of that trust, the 850,000 shares were transferred to the Article 6 Marital Trust.

Item 4.     Purpose of Transaction

     The Trust holds the shares for investment purposes. The Trust will continue to review the performance of this investment and its investment alternatives. As part of its ongoing review of this investment in the shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. The Trust may also explore other alternatives with respect to this investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure.

     The Trust previously advised the board of directors of the Issuer that it would like to be represented on the board of directors and has requested that one of its advisors be added to the board of directors. The request was granted effective November 7, 2010, pursuant to an agreement dated November 7, 2010 between the Issuer, the Trust and Robert B. Johnston (an advisor to the Trust) which also restricts the future activities of the Trust and Mr. Johnston relating to their ownership of securities of the Issuer and control of the Issuer. Although the foregoing reflects activities presently contemplated by the Trust with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trust will take any of the actions referred to above.

     Except as set forth in the preceding paragraph,  as of the date hereof, the

Trust does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     The Trust owns 850,000 shares of the Issuer's common stock. Mrs. Zucker, as Trustee of the Trust, has sole voting, investment and dispositive power with respect to 850,000 shares. Mrs. Zucker is also an officer of a charitable foundation which owns 2,000 shares of the Issuer's common stock and, as such, she shares voting, investment and dispositive power as to such 2,000 shares. The 852,000 shares of the Issuer's common stock as to which Mrs. Zucker has or shares voting, investment or dispositive power is 6.5% of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Effective November 7, 2010 the Issuer, the Trust and Robert B. Johnston (an advisor to the Trust) entered into an agreement (the "Agreement") regarding the nomination and appointment of Mr. Johnston to the Issuer's Board of Directors. The Agreement also contains provisions restricting the Trust's and Mr. Johnston's ability to acquire additional stock of the Issuer or solicit proxies or engage in other activities related to controlling the Issuer. A copy of the Agreement is incorporated by reference as an exhibit to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

     Agreement dated November 7, 2010 among the Issuer, the Trust and Robert B. Johnston, a copy of which is filed as Exhibit 10.64 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission November 10, 2010 is incorporated by reference as an exhibit to this Amendment No. 2 to Schedule 13D filed by the Trust.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010


                                              s/ Anita G. Zucker
                                              -----------------------
                                              Anita G. Zucker, as Trustee of
                                              The Article 6 Marital Trust